October 27, 2005

MaiStop 4561

<u>VIA U.S. MAIL AND FAX (310)589-2542</u>

Peter Keefe
Chief Executive Officer
Attn: Bill Campbell
2760 Appaloosa Trail
Wellington, FL 33414

Re: Earthworks Entertainment, Inc.
        Item 4.02 Form 8-K
        Filed October 27, 2005
        File No. 001-15599

Dear Mr. Keefe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K</u>

1. Please advise us if and when you intend to file audited financial statements for the year ended September 30, 2003 that have been audited by an independent registered accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3438.

Sincerely,

Robert F. Telewicz, Jr.
Staff Accountant